SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC File Number
1-12879

Cusip Number
39823110

(check one)	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

For Period Ended May 28, 2005
( ) Transition Report on Form 10-K
( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K
( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR
For the Transition Period Ended: ________________

PART I -	REGISTRANT INFORMATION

GRIFFIN LAND & NURSERIES, INC.
(Exact name of registrant as specified in charter)

One Rockefeller Plaza, New York, New York, 10020
(Address of Principal Executive Office)

PART II -	RULES 12b-25(b) AND 9(c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -	NARRATIVE

Griffin Land & Nurseries, Inc. (“Griffin”) is not able to timely file Form 10-Q for the period ended May 28, 2005 because Griffin is currently reviewing the potential effect of a lease termination in one of its office buildings. In conjunction with its review of the lease termination, the Company is evaluating the allocation of the purchase price related to the acquisition of two of its properties in fiscal 2003. The lease termination was related to the tenant entering into a new long-term lease in another of Griffin’s office buildings.

PART IV -	OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Anthony J. Galici	(860)	653-4541
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒Yes	☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes	☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's results for the thirteen weeks ended May 28, 2005 (the "2005 second quarter") will be substantially lower than the results that were reported for the thirteen weeks ended May 29, 2004 (the "2004 second quarter") because the 2004 second quarter included a gain of $51.1 million from the Company's sale of its equity investment in Centaur Communications, Ltd. and a related $1.1 million foreign currency exchange gain. There were no such transactions in the 2005 second quarter.  Until the Company completes its review of the potential effect of the lease termination described above, it cannot determine whether the effect of the termination will cause any further significant change in operating results in the current period as compared with the prior comparable period.

Griffin Land & Nurseries, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 13, 2005	BY:	/s/ ANTHONY J. GALICI
Anthony J. Galici
Vice President, Chief Financial Officer and Secretary